AMENDED AND RESTATED
                         NET WORTH MAINTENANCE AGREEMENT

This agreement ("Agreement"), made and entered into as of November 15, 2005, amends and restates in its entirety that certain Net Worth Maintenance Agreement dated as of January 6, 2000 (the "Effective Date"), as amended, by and between Metropolitan Life Insurance Company ("MetLife"), a life insurance company domiciled in the State of New York, and General American Life Insurance Company ("General American"), a stock life insurance company domiciled in the State of Missouri.

WHEREAS, MetLife indirectly owns 100% of the outstanding common stock of General American;

WHEREAS, MetLife intends to indirectly own 100% of the outstanding common stock of General American;

WHEREAS, although General American is a company with operations that are distinct and separate from those of MetLife, its operations are integral to MetLife's strategic direction;

WHEREAS, MetLife and General American recognize the importance in a competitive insurance industry of obtaining the highest possible ratings for financial strength; and

WHEREAS, MetLife and General American desire to take certain actions to enhance and maintain the financial strength of General American as herein set forth;

NOW, THEREFORE, in consideration of the mutual premises herein contained, the parties hereto agree as follows:

1. CAPITAL AND SURPLUS. MetLife agrees that it shall cause General American to have at all times during the term of this Agreement the greater of:

(a) A minimum capital and surplus of $10 million; or

(b) the amount of capital and surplus as shall be necessary to maintain a total adjusted capital of General American at a level not less than 250% of the company action level RBC (or 500% of the authorized control level RBC) of General American.

For purposes of this Paragraph 1(b), "total adjusted capital", "company action level RBC" and "authorized control level RBC" shall be as defined in the Risk-Based Capital (RBC) for Insurers Model Act adopted by the National Association of Insurance Commissioners.


2. LIQUIDITY. During the term of this Agreement, MetLife shall cause General American to have the liquidity necessary to enable it to meet its current obligations on a timely basis; provided, however, that such liquidity shall be provided in accordance with, and only to the extent permitted by, applicable law.

3. WAIVERS. MetLife hereby waives any failure or delay on the part of General American (but not of any other person or entity) in asserting or enforcing any of its rights or in making any claims or demands hereunder.

4. TERM AND TERMINATION. Unless earlier terminated in accordance with this Paragraph, this Agreement shall continue indefinitely. MetLife shall have the absolute right to terminate this Agreement upon thirty (30) days' written notice to General American; provided, however, feat MetLife agrees not to terminate this Agreement unless General American attains a rating from each of Standard & Poor's Corp. ("S&P"), Moody's Investors Service ("Moody's"), A.M. Best Company ("A.M. Best") and Duff & Phelps Credit Rating Co. ("Duff & Phelps"), without giving weight to the support of this Agreement, that is the same as or better than its rating from such agency with such support, or MetLife sells General American to an acquirer (i) having a rating from each of S&P, Moody's, A.M. Best and Duff & Phelps that is at least equal to the lower of (a) MetLife's then current rating from such agency or (b) General American's then current rating as supported by this Agreement from such agency, or (ii) such that, after giving effect to the sale, General American attains a rating from each of S&P, Moody's, A.M, Best and Duff & Phelps that is the same as or better than its then current rating from such agency as supported by this Agreement.

5. RIGHT TO ENFORCE. Any creditor of General American (including, but not limited to, its employees, policyholders and trade creditors) shall have the right to enforce the provisions of this Agreement through the Director of the Department of Insurance of the State of Missouri or the state insurance regulator of such creditor's state of residence if General American defaults on any claim or other payment owed to such creditor when due, and such insurance regulator may at the request of such creditor, made in accordance with and subject to the conditions of this Agreement, proceed directly against MetLife to enforce the provisions of this Agreement; provided, however, that no creditor of General American may take any action authorized under this Paragraph unless and until (a) such creditor has given MetLife written notice of its intent to enforce the terms of this Agreement as provided in this Paragraph, which notice shall specify in reasonable detail the nature of and basis for the creditor's complaint and (b) MetLife has failed to comply with this Agreement within sixty
(60) days after such notice is given.

6. FEE. (a) General American shall pay MetLife a fee for the undertakings of MetLife under this Agreement The initial fee shall be Fifty Thousand Dollars ($50,000) and shall cover the period from the Effective Date through December 31, 2000. For each calendar year thereafter (or portion thereof) during which this Agreement remains in effect, the fee shall be paid annually and shall be equal to the product of (i) .25 (1/4) of a basis point multiplied by (ii) the mean of General American's general account policy reserves net of policy loans for the calendar year immediately preceding the year for which the fee is due and payable, except as modified in accordance with subparagraph (b) of this Paragraph. The initial fee is due and payable within 15 days after this Agreement is executed by the parties hereto. The annual fee for each calendar year starting with calendar year 2001 shall be due and payable not later than March 1 of such calendar year, provided, however, that in the event this Agreement is terminated by MetLife in any calendar year after MetLife has received the fee for such calendar year, MetLife shall refund the portion of the annual fee which is allocable (based on the number of days in such calendar year) to the portion of such calendar year following such termination.

(b) At the request of either party hereto not later than January 15 of any calendar year starting with calendar year 2001, the formula for calculating the fee shall be reviewed by the parties hereto in light of the past and anticipated year-to-year changes in General American's general account policy reserves net of policy loans, the financial risks inherent in the operations of General American, and such other factors as the parties deem relevant, and shall be subject to change not later than February 15 of such calendar year by mutual consent of the parties hereto.

7. NOT A GUARANTEE. This Agreement is not, and nothing herein contained and nothing done pursuant hereto by MetLife shall constitute or be construed or deemed to constitute, an evidence of indebtedness or an obligation or liability of MetLife as guarantor, endorser, surety or otherwise in respect of any obligation, indebtedness or liability, of any kind or character whatsoever, of General American, and this Agreement does not provide, and is not intended to be construed or deemed to provide, any creditor of General American with recourse to or against any of the assets of MetLife.

8. APPLICABLE LAW AND FORUM. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws.

9. ASSIGNMENT. This Agreement shall be binding upon and enforceable against successors and permitted assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder, and no other person or entity entitled to take any action under this Agreement shall assign the right to take such action, without the prior written consent of the parties hereto (other than the party proposing to make such assignment), and any such attempted assignment without such prior written consent shall be void and of no force or effect.

10. COMMUNICATIONS. All notices, requests, demands and other communications under this Agreement (whether from MetLife, General American, or any other person or entity) shall be in writing and shall be deemed to have been duly given: (a) on the date of service if served personally on the party to which such notice is to be given; (b) on the date of transmission if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of transmission is obtained promptly after completion of transmission; (c) on the day after delivery to Federal Express or similar overnight carrier or the Express Mail Service maintained by the United States Postal Service; or (d) on the fifth day after mailing, if mailed to the party to which such notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to MetLife, to:

Metropolitan Life Insurance Company
200 Park Avenue
New York, New York 10166
Attention: Treasurer

Copy to: Metropolitan Life Insurance Company
200 Park Avenue
New York, New York 10166
Attention: General Counsel

If to General American, to:

General American Life Insurance Company
13045 Tessera Ferry Road
St. Louis, MO 63128
Attention: Chief Financial Officer

Any party hereto may change its address or facsimile number for the purpose of this Paragraph by giving the other party notice of its new address in the manner set forth above.

11. PUBLICITY. No party hereto may, directly or indirectly, disclose this Agreement or the terms hereof, other than to any regulatory agency or rating agency, except with the permission of the other party hereto and then only as permitted by law.

12. SEVERABILITY. If any provision of this Agreement shall be declared null, void or unenforceable in whole or in part by any court, arbitrator or governmental agency, said provision shall survive to the extent it is not so declared and all the other provisions of this Agreement shall remain in full force and effect unless, in each case, such declaration shall serve to deprive any of the parties hereto of the fundamental benefits or rights of this Agreement.

13. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives as of the day and year above written.

METROPOLITAN LIFE                                 GENERAL AMERICAN LIFE
INSURANCE COMPANY                                 INSURANCE COMPANY


By: /s/ Anthony J. Williamson              By: /s/ Anthony J. Williamson
    ------------------------------------      ---------------------------------
Title: Senior Vice President                  Title: Senior Vice President
       and Treasurer                                 and Treasurer